Filed by: First Virginia Banks, Inc.
            Pursuant to Rule 425 under the Securities Act of 1933

                      Subject Company: First Virginia Banks, Inc.
                                     Exchange Act File No. 1-6580


     THIS COMMUNICATION IS FILED PURSUANT TO RULES 165 AND 425 PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. INVESTORS ARE URGED TO READ THE VARIOUS FILINGS OF FIRST VIRGINIA BANKS, INC. AND JAMES RIVER BANKSHARES, INC. WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THE PROXY STATEMENT/REGISTRATION STATEMENT THAT IS REQUIRED TO BE FILED WITH RESPECT TO THE TRANSACTION DESCRIBED BELOW PRIOR TO THE VOTE OF SHAREHOLDERS OF JAMES RIVER BANKSHARES, INC. WITH RESPECT TO THE MERGER.

     On March 5, 2001, First Virginia Banks, Inc. announced that First Virginia Banks, Inc. and James River Bankshares, Inc. had reached an agreement and plan of reorganization under which James River Bankshares, Inc. would merge into First Virginia Banks, Inc. A copy of the press release announcing the agreement is attached hereto as Exhibit A. A copy of the analysts' materials which are being distributed are attached as Exhibit B.

                                                                  Exhibit A


#2744                         CONTACT:
March 5, 2001                 Richard F. Bowman (First Virginia)
FOR IMMEDIATE RELEASE         (703) 241-3685
                                      or
                              Donald W. Fulton, Jr. (James River)
                              (757) 934-8100 ext 206


    JAMES RIVER BANKSHARES TO MERGE WITH FIRST VIRGINIA BANKS


     The directors of James River Bankshares, Inc., a $516-million multi-bank holding company headquartered in Suffolk, Virginia, have agreed to affiliate with First Virginia Banks, Inc., a $9.5-billion multi-bank holding company headquartered in Fairfax County, Virginia. The announcement was made jointly today by G.P. Jackson, Chairman of the Board, and Harold U. Blythe, President and Chief Executive Officer, of James River and Barry J. Fitzpatrick, Chairman, President and Chief Executive Officer of First Virginia.

     James River operates four banks: the 9-branch, $163-million First Colonial Bank, headquartered in Hopewell, serves
Chesterfield and Prince George Counties, and the cities of Colonial Heights, Hopewell, and Petersburg; the 10-branch, $174-million James River Bank/Colonial, headquartered in Suffolk, serves the counties of Isle of Wight and York and the cities of Chesapeake, Newport News, and Suffolk; the 5-branch, $107-million James River Bank, headquartered in Waverly, serves the counties of Southampton and Sussex and the cities of Emporia and Franklin; and the 3-branch, $71-million State Bank, headquartered in Remington, serves Fauquier County. This merger will give First Virginia a number one or two market share in the city of Suffolk and the counties of Prince George and Sussex and significant increases in market share in Fauquier, Chesterfield and York counties.

     "We're very pleased to be joining forces with a strong financial company like James River whose employees and directors share our commitment to a core value system based on community and customer service. I know our combined efforts will have a significant impact in the markets we will soon serve together," said Mr.
Fitzpatrick.

     "It's important to us that First Virginia shares our commitment to community involvement and to a philosophy of providing superior customer service, "Mr. Jackson said. Mr.
Blythe agreed, adding, "First Virginia brings a wide array of financial services, including internet banking, enhancing greatly the opportunities for value to our customers."

     James River shareholders will receive .51 shares of First Virginia common stock for each share of their 4,556,219 outstanding shares. Based on the most recent closing price of First Virginia, the value per share of James River Bankshares is approximately $23.51, making a total transaction value of $107.1 million. Keefe Bruyette & Woods, a New York-based investment banking firm specializing in the financial sector, is serving as financial advisor to James River.

     First Virginia will issue approximately 2,323,672 shares to James River shareholders in a tax-free exchange of shares. Up to 40% of James River's shares may be exchanged for $24.00 in cash per share in lieu of First Virginia stock. The merger will be accounted for as a purchase transaction under the new rules proposed by the Financial Accounting Standards Board to be effective July 1, 2001.

     Messrs. Blythe and Fitzpatrick said that a definitive agreement had been entered into and that the transaction is subject to completion of a due diligence review and to approval of James River shareholders as well as state and federal regulatory authorities. It is anticipated that the transaction will be closed in the early third quarter, 2001. The four James River banks will merge with existing First Virginia member banks, and the James River Bankshares directors will become members of the boards of the merged banks.

     First Virginia is the largest independent banking company headquartered in Virginia and one of the 50 largest in the United States. There are nine banks in the First Virginia group with 294 offices in Virginia, 57 offices in Maryland and 25 offices in East Tennessee. First Virginia also operates a full-service insurance agency, First Virginia Insurance Services, Inc. First Virginia's common stock is traded on the New York Stock
Exchange under the symbol "FVB." James River's common stock is traded on the NASDAQ stock market under the symbol "JRBK."

     Certain statements in this release may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks including, but not limited to, changes in general economic and business conditions, interest-rate fluctuations, competition within and without the banking industry, new products and services in the banking industry, risks inherent in making loans, including repayment risks and fluctuating collateral values, changing trends in customer profiles and changes in laws and regulations applicable to the corporation. Although the corporation believes that its expectations with respect to the forward-looking statements are based upon reasonable assumptions within the bounds of its knowledge of its business and operations, there can be no assurance that actual results, performance or achievements of the corporation will not differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

     Investors and security holders are advised to read the proxy statement/prospectus regarding the proposed transaction referenced in this press release when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by First Virginia and James River. Security holders may receive a free copy of the proxy statement/prospectus (when available) and other related documents filed by First Virginia and James River at the Commission's website at http://www.sec.gov. Copies of the proxy statement/prospectus and other related documents can also be obtained, without charge, by directing a request to First Virginia Banks, Inc., 6400 Arlington Boulevard, Falls Church, Virginia 22042-2336, Attention: Richard
F. Bowman (703) 241-3685 or to James River at 1514 Holland Road, Suffolk, Virginia 23434, Attention Donald W. Fulton, Jr. (757) 934-8100 ext 206.

     James River and its executive officers and directors may be deemed to be participants in the solicitation of proxies from shareholders of James River with respect to the transactions contemplated by the Merger Agreement. Information regarding such officers and directors is included in James River's proxy statement for its 2000 Annual Meeting of Stockholders filed with the Commission on March 15, 2000.

                             # # #

Falls Church, Virginia

                                                                  EXHIBIT B
                         FIRST VIRGINIA BANKS, INC.

                Acquisition of James River Bankshares, Inc.

                            Presentation Package

                                March  2001

                         FORWARD LOOKING STATEMENTS


Certain statements in this release may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks including, but not limited to, changes in general economic and business conditions, interest-rate fluctuations, competition within and without the banking industry, new products and services in the banking industry, risks inherent in making loans, including repayment risks and fluctuating collateral values, changing trends in customer profiles and changes in laws and regulations applicable to the corporation. Although the corporation believes that its expectations with respect to the forward-looking statements are based upon reasonable assumptions within the bounds of its knowledge of its business and operations, there can be no assurance that actual results, performance or achievements of the corporation will not differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

     Other factors which may affect the accuracy of our projections are specific to First Virginia, including: (i) the cost and other effects of material contingencies, including litigation contingencies; (ii) our ability to expand into new markets and to maintain profit margins in the face of pricing pressures; (iii) our ability to keep pace with technological changes;
(iv) our ability to develop competitive new products and services in a timely manner and the acceptance of such products and services by First Virginia's customers and potential customers; (v) our ability to effectively manage interest rate risk, credit risk and operational risk; (vi) our ability to manage fluctuations in the value of our assets and liabilities and off-balance sheet exposures so as to maintain sufficient capital liquidity to support our business; and (vii) our ability to achieve the earnings expectations related to the businesses that we have recently acquired or may acquire in the future, which in turn depends on a number of factors, including: our ability to achieve in a timely manner anticipated cost savings and revenue enhancements with respect to acquired operations; the assimilation of acquired operations to the First Virginia corporate culture, including the ability to instill our credit practices and efficient approach to acquired operations; our ability to retain existing customers and employees of acquired operations; and the continued growth of our markets that the acquired entities serve, consistent with recent historical experience.

                             TABLE OF CONTENTS

                 James River Bankshares, Inc. Acquisition




         Table of contents...............................    1
         Financial description of transaction............    2
         Other significant transaction information.......    3
         Proforma Financial Highlights...................    4-5
         James River Bankshares profile..................    6-7
         Summary financial data..........................    8
         Map*............................................    9
         Loan profile....................................    10
         Financial impact................................    11
         Future synergies and revenue enhancements.......    12


   *  Not included in electronically filed version.

     FINANCIAL DESCRIPTION OF TRANSACTION:

               First Virginia would acquire all of the outstanding shares and outstanding options of James River in a tax-free exchange of stock.

               Each share of James River would be exchanged for .51 shares of First Virginia common stock resulting in a value to James River shareholders of $23.51 - a premium of 58% of market value as of 3/2/01. Alternatively, up to 40% of James River's shares may be exchanged for $24.00 in cash per share in lieu of First Virginia stock.

               Price paid is 194% of book value and 18.8 times 2000 earnings per share.

               First Virginia would issue approximately 2,323,672 shares to James River shareholders. The total value of the transaction is $107.1 million and represents about
          4% of First Virginia's market capitalization.

               James River has issued a stock option to First
          Virginia to acquire up to 19.9% of its shares, under certain circumstances, at a price of $17 per share.

               For accounting purposes, the transaction will be accounted for as a purchase under the new rules proposed by the Financial Accounting Standards Board to be effective July 1, 2001.

               Estimated closing date is early third quarter, 2001.

     OTHER SIGNIFICANT TRANSACTION INFORMATION:

               The four James River banks would merge with existing First Virginia member banks, which are state chartered banks and members of the Federal Reserve.

               There are no market concentration issues associated with the merger. There will be no required branch divestitures anticipated as a result of the merger.

               The acquisition of James River represents an in-market transaction for First Virginia with merger-related cost savings attributable to administrative and processing efficiencies of the merged banks of approximately 36%.

               Regulatory and James River shareholder approvals will be required.

FINANCIAL HIGHLIGHTS AS OF DECEMBER 31, 2000
($000's)


                                First Virginia      James River
                                  Banks, Inc.     Bankshares, Inc.
                                --------------    ----------------
Balances at End of Period:
  Total assets                  $    9,516,469    $        516,125
  Loans                              6,366,464             365,214
  Deposits                           7,825,816             437,468
  Equity                               992,706              55,227
  Book Value per share                   21.50               12.12


Income Statement Items:
  Net income                    $      142,031    $          5,755
  Noninterest expenses                 322,145              16,965
  Provision for loan losses              9,428                 673


Key Performace Ratios:
  Return on average assets                1.51 %              1.16 %
  Return on shareholders' equity         14.36               10.94
  Equity to asset ratio                  10.43               10.70
  Net interest margin                     4.96                4.94
  Efficiency ratio                       56.31               64.91

FINANCIAL HIGHLIGHTS AS OF DECEMBER 31, 2000
($000's)


                                First Virginia      James River
                                  Banks, Inc.     Bankshares, Inc.
                                --------------    ----------------

Capital Ratios:
  Equity to asset                        10.43 %             10.70 %
  Tier 1 capital                         12.20               14.30
  Tier 1 leverage ratio                   8.99               10.25
  Total risk-based capital ratio         13.22               15.56


Asset Quality:
  Nonperforming assets            $     21,863        $      2,468
  Nonperforming assets as a
    percent of loans                      0.34 %              0.67 %
  Allowance for loan losses as
    percent of loans                      1.10                1.42
  Annualized net charge-off ratio         0.14                0.08

     JAMES RIVER BANKSHARES CORPORATE PROFILE


               James River has four member banks that operate 27 branch locations in Virginia. James River also operates a network of 22 ATMs throughout their geographic markets.

               Nineteen of James River's branches are in 3 discrete MSAs that represent 79% of James River's total deposits. These 3 MSAs -- Norfolk-Virginia Beach-Newport News, VA-NC; Richmond-Petersburg, VA; and Washington,DC-MD-VA-WV have strong demographic characteristics and offer logical complements and natural extensions to First Virginia's existing markets.

               32% of James River's deposits are in the Norfolk-VA Beach-Newport News, VA-NC MSA. The Norfolk-Virginia Beach-Newport News RMA, also referred to as Hampton Roads, has approximately 1.5 million residents and represents about 23% of Virginia's total population. Hampton Roads is home to the second busiest and fastest growing commercial port on the East Coast.

               32% of James River's deposits are in the Richmond-Petersburg, VA MSA. The Greater Richmond area is home to the state capital of Virginia. It has a population of nearly 1 million and represents about 14% of the state's total population. Richmond is a leading center for manufacturing, finance, trade, and corporate headquarters.

               15% of James River's deposits are in the Washington,
               DC-MD-VA-WV MSA.   The Northern Virginia portion of the
               Greater Washington MSA is one of the fastest growing regions in the country. It hosts many of the nation's leading high-technology centers for computer software, information
               technology, and telecommunications.   James River's market
               share is in Fauquier County, located in the southwestern portion of Northern Virginia, 45 miles from Washington, D.C.

               James River has the #1 market share in the city of Suffolk with 24% of total deposits and the #2 share in Sussex
               County with 34% of the market.  James River provides
               First Virginia entrance into Sussex County which is adjacent to Surry County in which First Virginia currently operates and maintains a #1 market share. James River has the #1 market share in Prince George County with 33% of total deposits. Prince George County borders the cities of Hopewell, Petersburg, and Colonial Heights all of which are included in the Richmond-Petersburg MSA.

               The combined banks will result in net increases in market share in Fauquier County, Chesterfield County, and York County all located in MSAs. The combined banks will result in the #3 market position in the counties of Fauquier and Chesterfield and the #5 market position in York County.

               James River's asset quality has been consistently strong. Net charge-offs as a percentage of loans averaged .09% over the past five years.

               James River has achieved steady improvements in earnings performance over the past five years while continually expanding into new and existing markets with de novo branching and its latest acquisition of the State Bank in Fauquier County, in 1999.

JAMES RIVER BANKSHARES, INC. - SUMMARY FINANCIAL DATA

                         SELECTED FINANCIAL INFORMATION
                         (dollars in thousands)

Years ended Dec. 31,       2000       1999       1998       1997       1996
                        ---------  ---------  ---------  ---------  ---------
NET INCOME              $   5,755  $   4,304  $   4,655  $   4,365  $   2,417

BALANCE SHEET ITEMS
  Total assets          $ 516,125  $ 487,364  $ 488,873  $ 454,812  $ 381,608
  Total deposits          437,468    418,020    433,899    404,277    342,332
  Total loans             365,214    328,856    312,008    293,429    240,913
  Total shareholders'
    equity                 55,227     50,998     51,179     47,743     37,603
  Book value per share      12.12      11.05      11.21      10.57      10.20

RATIOS
  Return on average assets   1.16 %     0.88 %     0.99 %     0.97 %     0.67 %
  Return on average equity  10.94       8.42       9.33       9.51       6.71
  Loan to deposit ratio     83.48      78.67      71.91      72.58      70.37
  Net charge-offs to
    average loans            0.07       0.10       0.06       0.11       0.08
  Shareholders' equity to
    total assets            10.70      10.46      10.47      10.50       9.85

JAMES RIVER LOAN PORTFOLIO
As of 12/31/00, ($000s)


                                                   Totals    Mix
                                                 ---------  ------
Real Estate Loans
  Construction                                   $  13,447    3.68 %
  Commercial                                        80,907   22.15
  Multifamily                                       16,817    4.60
  1-4 family residential                           144,716   39.62
  Farmland                                           5,215    1.43
                                                 ---------  ------
Total real estate                                  261,102   71.49

Commercial & Industrial Loans                       61,987   16.97

Loans to Individuals
  Credit cards                                         825    0.23
  Other                                             36,038    9.87
                                                 ---------  ------
Total loans to individuals                          36,863   10.09

Farm Loans                                           3,222    0.88
Other Loans                                          2,040    0.56
                                                 ---------  ------
TOTAL LOANS                                      $ 365,214  100.00 %
                                                 =========  ======

FINANCIAL IMPACT
($000's)
                                           FVBI        Pro Forma
                                        Stand-alone    Combined
                                        -----------   -----------
2001 IBES Projected earnings for FVBI   $   145,350   $   145,350
2000 actual earnings for JRBK                               5,755
Amortization of deposit intangible (1)                     (1,312)
After tax net synergies (2)                                 3,973
                                        -----------   -----------
  Pro forma net income                  $   145,350   $   153,766
                                        -----------   -----------

Shares outstanding (000)                     46,143        48,467
                                        ===========   ===========

Earnings per share                      $      3.15   $      3.17
                                        ===========   ===========


Notes:
(1) Assumes proposed purchase accounting rules. Deposit intangibles of 3% of deposits amortized over 10 years. Excess of purchase price over book value, less deposit intangibles, would be allocated to goodwill.
(2) Assumes approximately 36% net pre-tax expense reductions.

          FUTURE SYNERGIES AND REVENUE ENHANCEMENTS

               The consolidation of James River's banks into existing
          First Virginia member banks in the same markets will allow for an approximate 36% reduction in administrative and operating costs:

          - 6 to 7 branches may be consolidated in overlapping markets. These branches in most instances are less than 2 miles apart.

          - data processing fees will be reduced due to the elimination of James River's outside data services provider.

          - general and administrative expenses will be reduced due to the elimination of duplicate, back-office functions including administrative, operational, and executive staffing expenses; professional fees; and occupancy expenses.

               The introduction of additional First Virginia products such as trust services, insurance, investments, and credit cards will increase non-interest income. Non-interest income revenue enhancements have not been assumed in determining the financial impact for First Virginia.

               Operating EPS is expected to be accretive assuming conservative pro-forma synergy and no revenue growth assumptions.

               Merger-related charges will be expensed in 2001 primarily relating to severance, data processing, and branch consolidation and will total approximately 5% of the total transaction value.